Exhibit 99.1

July 1, 2022

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:  Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

In January 2018, Wipro and Harte Hanks Inc, a leading marketing services firm specialising in multi-channel marketing solutions, had signed a long-term partnership agreement to offer end-to-end marketing technology services to customers. As part of this agreement, Wipro LLC (a wholly owned subsidiary of Wipro Limited) had made a strategic investment of US$ 9,926,000 towards 9,926 convertible preferred stocks of Harte Hanks Inc.

In continuation to our letter dated 24 Jan 2018, it is now informed that, Wipro LLC has signed a definitive agreement to sell its Series A Convertible Preferred Shares to Harte Hanks Inc by way of repurchase of shares for a total purchase consideration of US$ 9,926,000 in cash and 100,000 shares of Harte Hanks Inc, approximately 1.42% of the Company’s common stock. The transaction is subject to certain closing conditions and is expected to close within 90 days from the date of signing the agreement.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary